FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

“A Life Sciences Company”

For Immediate Release	October 17, 2006

Forbes Medi-Tech’s Cholesterol-Lowering Drug, FM-VP4, Selected for Windhover’s Top 10 List

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that the Company’s cholesterol-lowering drug, FM-VP4, has been recognized as one of “Windhover’s Top 10 Unpartnered Cardiovascular Projects” for 2006. The selection was made by an independent committee assembled by Windhover Information, a leading provider of business information products and services to senior executives in the pharmaceutical, biotechnology, and medical device industries. Forbes representatives will be presenting at Windhover's Therapeutic Alliances Cardiovascular conference on November 16, 2006 in Chicago, IL.

“To be selected as one of the top 10 most promising unpartnered cardiovascular drugs is a great distinction for FM-VP4,” stated Charles Butt, President and CEO, Forbes Medi-Tech. “The conference is an excellent venue to showcase FM-VP4 as a potential licensing opportunity.”

In order to be included amongst the most attractive cardiovascular licensing opportunities all the products included in the Top 10 were screened using a strict set of judging criteria including:  the product’s target and first indication(s); the competitive advantage of the compound; the clinical results to date and future development plans; and strength of Intellectual Property on the compound or target.

Prior to the Windhover's Therapeutic Alliances Cardiovascular conference, the Company will be represented at the American Heart Association (AHA) Scientific Sessions conference in Chicago from November 12 – 15.

FM-VP4 - Cholesterol Absorption Inhibitor

The Company has completed a US Phase II trial for its cholesterol-lowering drug, FM-VP4. The primary efficacy objective of this trial is to determine the effect of two doses of FM-VP4, 450mg and 900mg, given for 12 weeks, compared to placebo, on low density lipoprotein-cholesterol (LDL-C). The goal of this trial is to demonstrate a minimum of 15% reduction from baseline in LDL-C at Week 12. The results are anticipated to be released in mid-to-late fourth quarter 2006.

The global anti-dyslipidemic market was an estimated US$27 billion in 2005 (Datamonitor 2006). The category within the anti-dyslipidemic market experiencing significant growth is the cholesterol absorption inhibitors (CAIs). CAIs are less potent than statins, but can provide enhanced safety as well as a synergistic efficacy in combination therapy. These products demonstrated 115.8% growth between 2003 and 2004, which was due primarily to the launch of Merck/Schering Plough's compound - Zetia®*. Zetia®, like FM-VP4, inhibits dietary cholesterol absorption. Global sales for Zetia® in 2005 were $1.4 billion.

The significant and continuous growth of the cholesterol absorption inhibitors confirms the strength of the alternative therapy market for cholesterol lowering. FM-VP4 is one of few other inhibitors in development and, as such, has the potential to achieve a significant market share.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that CVD savvy consumers, healthcare professionals and specialized CVD research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

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For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

*Zetia® is a registered trademark of MSP Singapore Company, LLC.

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  Forbes Medi-Tech (“Forbes” or the “Company”) has relied solely on publicly available statements from the makers of Zetia® for the information about Zetia® contained in this News Release and the Company disclaims any liability with respect to such information.  Conference schedules are subject to change without notice. This News Release contains forward-looking statements regarding upcoming conferences, FM-VP4,  and the Company’s strategy and vision, which statements can be identified by the use of forward-looking terminology such as “will be”, “potential”, “opportunity”, “objective”, “goal”, “anticipated”,   “strategy”, “vision”, “to develop” or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these  forward-looking statements as a result of numerous factors, including uncertainty whether the results of the FM-VP4 Phase II trial will achieve the Company’s goal; uncertainty whether FM-VP4 will be successfully commercialized as a drug, or if commercialized, will achieve a significant market share; uncertainty whether FM-VP4 will be licensed out following the Windhover conference or at all;  the need for additional clinical trials, the occurrence and success of which is not assured; the need for further regulatory approvals, which are not assured and which may be denied or withdrawn;  uncertainty whether the Company will realize its strategies and vision; intellectual property risks; manufacturing risks and the need to manufacture to regulatory standards; product liability and insurance risks; the risk of unknown side effects; the effect of competition; changes in business strategy or development plans; and the Company's need for future funding; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S., any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update any statement should those beliefs, opinions or expectations, or other circumstances change.